Exhibit 99.1

Press Release

RedHill Announces Transformational Acquisition of

Commercialization Rights to Ferring’s Rebyota® and Clenpiq®

Together with the previously announced Talicia® strategic divestiture, the acquisition from Ferring of commercialization rights to two larger, proprietary, established gastrointestinal (GI) FDA-

approved drugs that together generated approximately $37.5 million in 2025 net sales, completes a major strategic repositioning of RedHill’s commercial GI business

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The divestiture of Talicia and the acquisition of the new GI products from Ferring create a catalyst for commercial growth through a materially larger GI business under RedHill’s control, with a significantly stronger liquidity position and provides additional growth and expansion opportunities

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Under the terms of the agreement, RedHill obtained the exclusive commercialization rights for an upfront payment to Ferring of $12 million plus potential future milestones and tiered royalties.

The $12 million upfront payment is fully funded through the previously announced $18 million

Talicia divestment, with RedHill securing exclusive global and U.S. commercialization rights to

Ferring’s Rebyota® and Clenpiq®, respectively - two synergistic, revenue-generating, FDA-

approved GI drugs

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Rebyota is a proprietary, first and only single-dose FDA-approved Fecal Microbiota Transplant

(FMT for prevention of recurrent C. diff infection (rCDI). FDA-approved in 2022 and Health

Canada-approved in 2025, Rebyota, was granted a Breakthrough Therapy and received Orphan

Drug designations and generated approximately $16.9 million in 2025 U.S. net sales

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Proprietary Clenpiq, a ready-to-use (no mixing required) low-volume bowel preparation on the U.S.

\market, generated $20.6 million in U.S. 2025 net sales with minimal promotion

RALEIGH, N.C., and TEL-AVIV, Israel, September 1, 2026 -- RedHill Biopharma Ltd. (Nasdaq: RDHL) (“RedHill” or the “Company”), a specialty biopharmaceutical company, today announced the transformational acquisition of exclusive global and U.S. commercialization rights to Rebyota and Clenpiq, from Ferring Pharmaceuticals (“Ferring”), as part of Ferring’s ongoing strategic refocusing.

Dror Ben-Asher, RedHill’s Chief Executive Officer, said: “We have executed a clear strategic sequence. We have monetized Talicia for $18 million cash upfront, plus $35 million in potential upside, used $12 million to secure commercialization rights to two established, proprietary, FDA-approved gastrointestinal drugs, that collectively generated approximately $37.5 million in U.S. net sales in 2025, and emerged with a materially larger, fully controlled commercial business and a stronger liquidity position. Rebyota and Clenpiq are expected to generate a positive cash contribution to RedHill. This, combined with RedHill’s experienced and lean commercial team and proven development capabilities, creates a scalable foundation for further growth, including additional acquisition of complementary revenue-generating products.” Mr. Ben-Asher added: “We thank Ferring for a smooth process to date and look forward to a successful collaboration.”

Under the terms of the agreement, RedHill obtained an exclusive global commercialization license of Rebyota and an exclusive U.S. commercialization license of Clenpiq, for an upfront payment to Ferring of $12 million, plus tiered royalties on net sales and potential milestones. Ferring retains its Rebyota manufacturing facilities, and Ferring will continue to supply Rebyota through the term of the agreement.

“Rebyota is a first-in-class microbiota-based therapy for prevention of recurrent Clostridioides difficile (C. diff) infection (rCDI) in individuals 18 years of age and older following antibiotic treatment for rCDI. FDA-approved in 2022, it generated approximately $16.9 million in U.S. net sales in 2025 through its clinical profile, broad coverage and an established customer base of approximately 600 active accounts,” said Rick Scruggs, RedHill’s Chief Commercial Officer. “Clenpiq, a ready-to-drink low-volume bowel preparation on the U.S. market, delivered $20.6 million in net sales in 2025, with minimal promotion. Together the two assets give RedHill a significantly stronger commercial growth engine in both the U.S. and other new territories.”

C. diff (CDI) infection is a distressing and life-threatening condition – in developed countries it is the most common cause of healthcare-associated (HA) diarrhea1. An estimated 3.6 million cases of CDI occur globally each year, including approximately half a million cases in the U.S. 30,000 Americans die every year due to CDI2, with a global mortality rate of 1-in-10, rising to almost 1-in-3 in high-risk settings1. In the U.S., up to approximately 165,000 CDI cases result in one or more recurrences3, indicating the need for use of prevention strategies.

Rebyota’s one-time administration, which requires no fasting, bowel prep or extended treatment timeframe, has demonstrated more than a 70% success rate at preventing rCDI4. An aging population and accompanying increasing hospital-acquired vulnerabilities will likely increase this need. A streamlined ordering and reimbursement process is already in place for physicians, and broad and improving U.S. payer coverage means that 93% of lives have coverage including 43% with coverage after 1st recurrence5.

Rebyota, which was granted, Breakthrough Therapy and Orphan Drug designations - with exclusivities and other patent protections that could run to 2036, provides multiple growth opportunities, including recent approval in Canada. The existing approvals also provide the potential for additional approvals in other territories.

Colonoscopy is the cornerstone of GI practice, with more than 15 million colonoscopies performed in the U.S. annually6. This number is rising, with follow-up needed after noninvasive screening tests that yield a positive result, an aging population, and guidelines that recommend testing at age 45 instead of age 50, contributing to an increased need for colonoscopy. Bowel preparation is not a pleasant process and is often poorly performed.

Clenpiq is a ready-to-drink low-volume bowel prep. Clenpiq is readily available to patients and has broad commercial and government payer coverage: More than 108 million lives (63%) with unrestricted (no prior approval) have commercial coverage, including 57 million (33%) with preferred position. 23m lives (41%) of Medicare Part D lives have unrestricted access to Clenpiq, including 12m (21%) lives with preferred position5.

RedHill was advised by Morningstar Law Group and Greenberg Traurig LLP on this transaction.

About Rebyota®

Rebyota® (fecal microbiota, live – jslm) is a pre-packaged, single-dose 150 mL microbiota suspension for rectal administration consisting of a liquid mix of live microbes. Rebyota is administered by a healthcare professional in one visit.

Indication

Rebyota is indicated for the prevention of recurrence of Clostridioides difficile infection in individuals 18 years of age and older, following antibiotic treatment for recurrent C. difficile infection.

Limitation of Use: Rebyota is not indicated for the treatment of C. difficile infection.

Important Safety Information

You should not receive Rebyota if you have a history of a severe allergic reaction (e.g., anaphylaxis) to Rebyota or any of its components.

You should report to your doctor any infection you think you may have acquired after administration.

Rebyota may contain food allergens.

Most common side effects may include stomach pain (8.9%), diarrhea (7.2%), bloating (3.9%), gas (3.3%), and nausea (3.3%).

Rebyota has not been studied in patients below 18 years of age.

Clinical studies did not determine if adults 65 years of age and older responded differently than younger adults.

You are encouraged to report negative side effects of prescription drugs to FDA. Visit www.FDA.gov/medwatch or call 1-800-332-1088.

Please click to see the full Prescribing Information.

About CLENPIQ®

CLENPIQ® (sodium picosulfate, magnesium oxide, and anhydrous citric acid) oral solution is a ready-to-drink, low-volume bowel preparation used to cleanse the colon prior to colonoscopy. It combines sodium picosulfate, a stimulant laxative, with magnesium oxide and anhydrous citric acid, which form magnesium citrate, an osmotic laxative.

Indication

CLENPIQ is indicated for cleansing of the colon as a preparation for colonoscopy in adults and paediatric patients 9 years of age and older.

Important Safety Information

CLENPIQ is contraindicated in patients with severe renal impairment, gastrointestinal obstruction or ileus, bowel perforation, toxic colitis or toxic megacolon, gastric retention, or hypersensitivity to any of its ingredients.

Bowel preparations, including CLENPIQ, can cause serious fluid and electrolyte disturbances, which may lead to cardiac arrhythmias, seizures and renal impairment. Patients should maintain adequate hydration before, during and after use. Particular caution is required in patients with conditions or taking medications that increase the risk of fluid and electrolyte disturbances, seizures, renal impairment or cardiac arrhythmias.

CLENPIQ may cause colonic mucosal ulceration and has been associated with ischemic colitis. Caution should also be exercised in patients with severe active ulcerative colitis or an impaired gag reflex due to the risk of regurgitation or aspiration.

CLENPIQ may reduce the absorption of other orally administered medicines. The most common adverse reactions in adults include nausea, headache, hypermagnesemia, dehydration or dizziness, and abdominal pain. In paediatric patients 9 to 16 years of age, the most common adverse reactions include nausea, vomiting and abdominal pain.

Please see the full Prescribing Information and Medication Guide for CLENPIQ: www.clenpiq.com

About Ferring Pharmaceuticals

Ferring Pharmaceuticals is a privately owned, specialty biopharmaceutical group committed to building families and helping people live better lives. Ferring is a leader in reproductive medicine with a strong heritage in gastroenterology and urology, and is at the forefront of innovation in uro-oncology gene therapy. Ferring was founded in 1950 and employs more than 7,000 people worldwide. The company is headquartered in Saint-Prex, Switzerland, and has operating subsidiaries in more than 50 countries which market its medicines in over 100 countries.

About RedHill Biopharma

RedHill Biopharma Ltd. (Nasdaq: RDHL) is a specialty biopharmaceutical company primarily focused on U.S. development and commercialization of drugs for gastrointestinal diseases, infectious diseases and oncology. RedHill promotes the FDA-approved gastrointestinal therapies Rebyota®, for the prevention of recurrent C. diff infection (rCDI), and the bowel preparation treatment, Clenpiq®. RedHill's key clinical late-stage development programs include: (i) opaganib (ABC294640), a first-in-class, orally administered sphingosine kinase-2 (SPHK2) selective inhibitor with anti-inflammatory, antiviral, metabolic and anticancer activity, targeting multiple indications with a track record of U.S. government and academic collaborations intended for medical countermeasure development including for EVD, radiation exposure indications such as GI-Acute Radiation Syndrome (GI-ARS), a Phase 2/3 program for hospitalized COVID-19, and an ongoing Phase 2 study in prostate cancer in combination with darolutamide; (ii) RHB-102 (Bekinda), with a planned Phase 2 proof-of-concept study for GLP-1/GIP receptor agonist-associated GI intolerance, positive results from a U.S. Phase 3 study for acute gastroenteritis and gastritis, positive results from a U.S. Phase 2 study for IBS-D and potential UK submission for chemotherapy and radiotherapy induced nausea and vomiting. RHB-102 is partnered with Hyloris Pharmaceuticals (EBR: HYL) for worldwide development and commercialization outside North America; (iii) RHB-204, a next-generation optimized formulation of RHB-104, with a planned Phase 2 study for Crohn's disease (based on RHB-104's positive Phase 3 Crohn's disease study results); and (iv) RHB-107 (upamostat), an oral broad-acting, host-directed, serine protease inhibitor with potential for pandemic preparedness, including COVID-19 and also targeting multiple cancer and inflammatory gastrointestinal diseases.

More information about the Company is available at www.redhillbio.com / X.com/RedHillBio.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and may discuss investment opportunities, stock analysis, financial performance, investor relations, and market trends. Such statements may be preceded by the words "intends," "may," "will," "plans," "expects," "anticipates," "projects," "predicts," "estimates," "aims," "believes," "hopes," "potential" or similar words, and include, among others, statements regarding the divestment of Talicia and the potential use of the proceeds of such sale; the expected benefits of the acquisition of commercialization rights to Rebyota® and Clenpiq®, the anticipated commercial growth and cash contribution from these products, expectations regarding market share growth, anticipated payer coverage, the Company’s strategic repositioning and path to operational profitability, potential use of milestone and royalty payments, and the Company’s ability to successfully commercialize Rebyota® and Clenpiq®. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company’s control and cannot be predicted or quantified, and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation: the risk that the acquisition of commercialization rights for Rebyota® and Clenpiq® does not result in the planned commercial growth; the risk that opaganib is not accepted into Ebola virus disease control programs, or if accepted, that it does not demonstrate efficacy; the risk that development of RHB-204 for Crohn’s disease may not be completed, or if completed may not be approved or may not achieve commercial success; the risk that opaganib is not effective against the indications for which we develop our products; the risk that RHB-102 (Bekinda®) does not effectively reduce GLP-1/GIP-related nausea, vomiting and diarrhea; the risk regarding the Company's ability to regain and maintain compliance with Nasdaq's listing requirements, including the minimum bid price requirement; the risk that the addition of new revenue generating products or out-licensing transactions will not occur; the risk that the Company will not receive future milestone payments under its existing agreements or that they will be less than anticipated; the risk of current uncertainty regarding U.S. government research and development funding and that the U.S. government is under no obligation to continue to support development of our products and can cease such support at any time; the risk that acceptance onto the RNCP Product Development Pipeline or other governmental and non-governmental development programs will not guarantee ongoing development or that any such development will not be completed or successful; the risk that the FDA does not agree with the Company's proposed development plans for its programs; the risk that the Company's development programs and studies may not be successful and, even if successful, such studies and results may not be sufficient for regulatory applications, including emergency use or marketing applications, and that additional studies may be required; the risk that the Company will not successfully commercialize its products; as well as risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company's research, manufacturing, pre-clinical studies, clinical trials, and other therapeutic candidate development efforts, and the timing of the commercial launch of its commercial products and ones it may acquire or develop in the future; (ii) the Company's ability to advance its therapeutic candidates into clinical trials or to successfully complete its pre-clinical studies or clinical trials or the development of any necessary commercial companion diagnostics; (iii) the extent and number and type of additional studies that the Company may be required to conduct and the Company's receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings, approvals and feedback; (iv) the manufacturing, clinical development, commercialization, and market acceptance of the Company's therapeutic candidates and Talicia; (v) the Company's ability to establish and maintain corporate collaborations; (vi) the Company's ability to acquire products approved for marketing in the U.S. that achieve commercial success and build its own marketing and commercialization capabilities; (vii) the interpretation of the properties and characteristics of the Company's therapeutic candidates and the results obtained with its therapeutic candidates in research, pre-clinical studies or clinical trials; (viii) the implementation of the Company's business model, strategic plans for its business and therapeutic candidates; (ix) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; (x) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company; (xi) the Company’s ability to collect on its judgement against Kukbo; (xii) estimates of the Company's expenses, future revenues, capital requirements and needs for additional financing; (xiii) the effect of patients suffering adverse experiences using investigative drugs under the Company's Expanded Access Program; (xiv) competition from other companies and technologies within the Company's industry; and (xv) the hiring and employment commencement date of executive managers. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on April 27, 2026. All forward-looking statements included in this press release are made only as of the date of this press release. The Company assumes no obligation to update any written or oral forward-looking statement, whether as a result of new information, future events or otherwise unless required by law.

Company contact: Adi Frish Chief Corporate & Business Development Officer RedHill Biopharma adi@redhillbio.com

Category: Corporate

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4Khanna S, Assi M, Lee C, et al. Efficacy and safety of RBX2660 in PUNCH CD3, a phase III, randomized, double-blind, placebo-controlled trial with a Bayesian primary analysis for the prevention of recurrent Clostridioides difficile infection. Drugs. 2022;82(15):1527-1538. doi:10.1007/s40265-022-01797-x.

5Data on file. Ferring Pharmaceuticals

6MarketScan Commercial Claims and Encounters and Medicare Supplemental database